SILVERSPAC INC.

7 World Trade Center, 10th Floor

250 Greenwich Street

New York, New York 10007

September 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Alexandra Barone

Re:	SILVERspac Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-253161)

Dear Ms. Barone:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-253161) be accelerated by the Securities and Exchange Commission to 4:00 p.m. New York time on September 9, 2021 or as soon as practicable thereafter.

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We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 and that such effectiveness also be confirmed in writing.

Very truly yours,

SILVERspac Inc.

By:	/s/ Charles Federman
Name: Charles Federman
Title: Chief Executive Officer

Via E-mail:

cc:	SILVERspac Inc.
Charles Federman

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq. and Michael J. Schwartz, Esq.